Filed by Developers Diversified Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On January 29, 2003, JDN Realty Corporation disseminated the following press release:

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FOR IMMEDIATE RELEASE

Contact: Charles N. Talbert
Director of Investor Relations
(404) 262-3252

JDN REALTY CORPORATION ADJOURNS SPECIAL MEETING
OF SHAREHOLDERS UNTIL THURSDAY, FEBRUARY 6, 2003

ATLANTA, GA (January 29, 2003) — JDN Realty Corporation (NYSE: JDN) today announced an adjournment of its special meeting of shareholders until 1:00 p.m. on Thursday, February 6, 2003 in order to provide JDN with additional time to solicit votes for the approval of its proposed merger with Developers Diversified Realty Corporation. The location of the reconvened meeting will be at the offices of King & Spalding LLP, 191 Peachtree Street, 50th Floor, Atlanta, Georgia 30303. The record date to identify shareholders who are entitled to vote at the adjourned meeting will remain December 2, 2002.

At the time of the special meeting, approximately 57% of the outstanding JDN shares had voted in favor of the merger, approximately 13% of the outstanding shares had voted against the merger and approximately 30% of the outstanding shares had not yet voted.

The Board of Directors of each of JDN and DDR has unanimously approved the transaction. Institutional Shareholder Services (ISS), the nation’s leading proxy advisory service, has recommended that its clients vote in favor of the transaction.

Approval of the proposed merger by the JDN shareholders requires the affirmative vote of two-thirds of the outstanding shares of common stock. JDN shareholders are urged to vote FOR approval of the proposed merger with DDR. The failure to vote your shares will have the same effect as a vote against the proposed merger.

If you have questions or need assistance voting your shares, please call Georgeson Shareholder toll-free at 1-866-870-4476.

JDN is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, JDN owns and operates directly or indirectly 100 properties, containing approximately 11.3 million square feet of gross leasable area, located in 20 states. The common stock and preferred stock of JDN are listed on the New York Stock Exchange under the symbols “JDN” and “JDNPrA,” respectively.

For additional information, visit JDN’s home page on the Internet at
www.jdnrealty.com

Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

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